UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-56318

CUSIP NUMBER: 027486109

(Check one): Form ☒ 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MBG Holdings, Inc.

Full Name of Registrant

American Metals Recovery and Recycling, Inc.

Former Name if Applicable

4301 West Bank Dr. Suite B-110

Address of Principal Executive Office (Street and Number)

Austin, Texas 78746

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MBG Holdings, Inc. (the “Company”) is unable to complete the preparation, review and filing of its Annual Report on Form 10-K for the period ended December 31, 2022 (the “Form 10-K”) by March 31, 2023 without unreasonable effort or expense because the Company requires additional time to compile and analyze supporting documentation and to prepare and review its financial statements in order to complete the Form 10-K and in order to permit the financial statements included in the Form 10-K and to ensure adequate disclosure of the financial information required to be included in the Form 10-K, as a result of the Company’s recent acquisitions, which have required additional time and review and to ensure accurate reporting.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James Frinzi	866	365-0620
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 MBG Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2023	By:	/s/ James Frinzi
Name: James Frinzi
Title: Chief Executive Officer

MBG Holdings, Inc.

Anticipated significant changes in results of operations from the corresponding period for the last fiscal year.

On February 1, 2022, the Company purchased AMR Resources, LLC which produced income of approximately $53 million in revenues for the eleven months from February to December 2022 compared to no revenues the prior year.

The loss for the fiscal year ended December 31, 2022 was approximately $8.5 million compared to a loss of approximately $48 thousand in the fiscal year ended December 31, 2021.

MBG HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021

REVENUE	$53,032,208	$-
COST OF REVENUE	41,731,862	-
Gross Profit	11,300,346	-

Operating Expenses:
Selling, General and Administrative Expenses	14,368,692	43,297
Depreciation and Amortization	1,696,741	-
Total Operating Expenses	16,065,433	43,297
NET OPERATING INCOME (LOSS)	(4,765,087)	(43,297)

OTHER INCOME (EXPENSE)
Interest Income	209	-
Other Income (Expense)	(105,691)	-
Transaction Expenses	(149,509)	-
Gain on Sale of Assets	1,020,864	-
Interest Expense	(4,459,333)	(4,500)
TOTAL OTHER INCOME (EXPENSE)	(3,693,460)	(4,500)
Net (loss)	$(8,458,547)	$(47,797)

Basic Net (Loss) per Common Share	$(0.76)	$(0.00)
Weighted Average Shares Outstanding – Basic	11,081,336	11,081,336

Fully Diluted Net (Loss) per Common Share	$(0.83)	$(0.00)
Weighted Average Shares Outstanding – Diluted	11,081,336	11,081,336